Exhibit 21.1

Subsidiaries of the Registrant

The following companies are subsidiaries of the registrant as of December 31, 2023.

	Jurisdiction of	Percentage
Name	Incorporation	Ownership
RLI Insurance Company	Illinois	100%

Mt. Hawley Insurance Company	Illinois	100%

RLI Underwriting Services, Inc.	Illinois	100%

Safe Fleet Insurance Services, Inc.	California	100%

Data & Staff Service Co.	Washington	100%

Contractors Bonding and Insurance Company	Illinois	100%